SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2017

Commission File Number 1-15028

China Unicom (Hong Kong) Limited

(Exact Name of Registrant as Specified in Its Charter)

75/F, The Center,

99 Queen’s Road Central, Hong Kong

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.)

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.)

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

EXHIBITS

Exhibit Number

1	Announcement dated August 16, 2017 in respect of 2017 Interim Results Announcement.

2	Announcement dated August 16, 2017 in respect of Operational Statistics for July 2017.

FORWARD-LOOKING STATEMENTS

This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to (i) the Company’s plans and strategies and the ability to successfully execute these plans and strategies, including those in connection with mergers and acquisitions and capital expenditures; (ii) the Company’s plans for network expansion, including those in connection with the build-out of mobile services and network infrastructure; (iii) the Company’s competitive position, including the ability to upgrade and expand existing networks and increase network efficiency, to improve existing services and offer new services, to develop new technological applications and to leverage the Company’s position as an integrated telecommunications operator and expand into new services and markets; (iv) the Company’s future business condition, including future financial results, cash flows, financing plans and dividends; (v) the future growth of market demand of, and opportunities for, the Company’s new and existing products and services; and (vi) future regulatory and other developments in the PRC telecommunications industry.

The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to the Company, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements and are under no obligation to do so.

The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:

•	the Company’s ability to effectively sustain its growth and to achieve or enhance profitability;

•	changes in the regulatory regime and policies for the PRC telecommunications industry, including without limitation, changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of licenses for telecommunications services by the central government of the PRC;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, the fourth generation mobile telecommunications services;

•	competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of restructuring and integration (if any) in the PRC telecommunications industry and any cooperation among the PRC telecommunications operators;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	changes in the assumptions upon which the Company has prepared its projected financial information and capital expenditure plans;

•	costs and benefits from the Company’s investment in and arrangements with China Tower Corporation Limited;

•	results and effects of any investigation by the relevant PRC regulatory authorities overseeing State-owned enterprises and their directors, officers and employees; and

•	changes in the political, economic, legal, tax and social conditions in China, including the PRC Government’s policies and initiatives with respect to foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the Chinese telecommunications market and structural changes in the PRC telecommunications industry.

Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED
(Registrant)

Date: August 17, 2017

	By:	/s/ Yung Shun Loy Jacky
	Name:	Yung Shun Loy Jacky
	Title:	Company Secretary

Exhibit 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

2017 INTERIM RESULTS ANNOUNCEMENT

Highlights:

•	Overall development momentum remained robust & driven by comprehensive & deepened implementation of Focus Strategy

•	Innovation in business model posted initial success & underpinned revenue & profit growth

•	Mobile service revenue growth surpassed the industry average, benefitted from strengthened data traffic operation & marketing model transformation

•	Innovative businesses & revenue saw rapid growth & boosted the development of fundamental businesses

•	Enhanced value through focused investment & cooperation

CHAIRMAN’S STATEMENT

Dear shareholders,

In the first half of 2017, the Company comprehensively deepened the implementation of Focus Strategy and centred on scale and profitable development through growth promotion, cost control and mechanism reform. The Company saw improving operations, made marked progress in the transformation of its business model, further enhanced its network capability and deepened various reforms, making a solid step forward towards healthy development.

OVERALL RESULTS

In the first half of 2017, the Company’s key performance indicators remained robust, and its revenue was increasing steadily. The Company’s service revenue reached RMB124.11 billion, up by 3.2% year-on-year. Profitability improved significantly as planned. The Company’s EBITDA1 amounted to RMB43.56 billion, up by 5.5% year-on-year, and accounted for 35.1% of the service revenue, up by 0.8 percentage point year-on-year; and profit attributable to the equity shareholders of the Company increased by 68.9% year-on-year to RMB2.42 billion.

The Company boosted return by implementing precise investment, actively promoting cooperative sharing and tapping into each others’ resources. Capital expenditure substantially decreased by 49.5% year-on-year to RMB9.14 billion in the first half of 2017. Thanks to the gradual improvement in service revenue and the substantial decline in capital expenditure, the Company’s free cash flow reached RMB37.52 billion.

Taking into account the Company’s profitability, debt obligations and cash flows, capital required for future development, etc., the Board of Directors does not recommend the payment of interim dividend for the current year. The Board will submit a proposal for final dividend payment based on our overall results for the year for consideration at the shareholders’ general meeting.

BUSINESS DEVELOPMENT

Strengthened Data Traffic Operation and Marketing Model Transformation with Mobile Service Revenue Growth Outperformed the Industry Average

In the first half of 2017, the Company transformed the development model of its mobile service by stepping up online sales efforts via 2I2C, 2B2C, etc. in order to enhance the quality of new subscribers. With a low customer acquisition cost and subsidiary model, the Company’s mobile service revenue reached RMB76.84 billion, representing a year-on-year growth of 5.2% which exceeded the industry average.  Mobile billing subscribers achieved a net increase of 5.63 million to a total of 269.45 million. The average revenue per user (ARPU) of mobile billing subscribers amounted to RMB48.0, representing a significant increase as compared to RMB46.4 for the full year of 2016.

During the period, the Company sped up the development of 4G service. The Company fully leveraged its network strengths and launched diverse data-oriented products such as 2I2C, 2B2C and “ice-cream” unlimited data packages in an effort to meet various customer demands. The Company further strengthened the alignment among customers’ needs, products and channels to improve marketing effectiveness, enhanced the synergy and interaction between online and offline channels, and accelerated the migration of 2G subscribers to 4G so as to improve the subscriber mix. In the first half of 2017, the Company’s 4G subscriber witnessed a net increase of 34.26 million to a total of 138.81 million. The proportion of 4G subscribers to total mobile billing subscribers increased by 23.7 percentage points year-on-year to 51.5%. The ARPU of 4G subscribers reached RMB66.5.

The Company pushed forward product offerings transformation towards providing more data-oriented products, led by the release of data capacity and simplified design of contract packages, developed a differentiated content system based on “Unlimited Video Enjoyment” + “WO Video” to promote the transition to innovative “data + content” business model, and leveraged big data analytics to promote minimum spending commitment and scenario marketing, etc. so as to stimulate rapid data growth and customer value enhancement. In the first half of 2017, the Company’s total handset data usage grew by 325.7% year-on-year, with the revenue from handset Internet access reaching RMB42.90 billion. The monthly average DOU per 4G subscriber was 3,330 MB.

Rapid Growth of Innovative Businesses Promoted Steady Development in Fixed-line Service

In the first half of 2017, the Company actively promoted the scale development of innovative businesses, which offset the decline in fixed-line voice revenue and the pressure from the competition in the broadband market. The fixed-line service revenue was RMB46.57 billion, which was largely stable as compared to the same period of last year. Within that, the proportion of voice revenue dropped to 13.4%, further improving the fixed-line service structure.

The Company actively leveraged its competitive advantages in the field of industrial Internet, focused on key areas, strengthened capability development, optimised business system and carried out cooperation on quality resources with the value chain, achieving new breakthroughs in innovative business development. In the first half of 2017, the Company’s Information Communications Technology (ICT) revenue reached RMB1.87 billion, up by 15.6% year-on-year. Internet Data Centre (IDC) and cloud computing revenue reached RMB5.80 billion, up by 22.0% year on year. Internet of things connections exceeded 50 million. Merchants Union Consumer Finance’s outstanding loan balance reached RMB32.0 billion.  The Company continued to command leadership in big data business and maintained its leading position in personal credit rating and location-based services.

Promoted User Consumption Upgrade and Integrated Development with High-bandwidth Products and Services to Actively Counter Exceptionally Fierce Broadband Competition

In the first half of 2017, the Company faced fierce competition in the broadband market. The Company fully leveraged its all-fibre network advantage to vigorously promote video-oriented high-bandwidth content and application products in an effort to drive user bandwidth upgrade, optimised the end-to-end customer service workflow to improve customer satisfaction, and proactively promoted household Internet integrated products of broadband, video, applications, etc, to drive mutual-promoting development. In the first half of the year, the Company’s fixed-line broadband access revenue amounted to RMB21.56 billion, down by 3.0% year-on-year. The number of fixed-line broadband subscribers increased by 4.0% year-on-year to 76.92 million. “Smart WO Family” subscribers accounted for 30.9% of the fixed-line broadband subscribers, up by 9.8 percentage points year-on-year. In the second half of the year, the Company will focus on enriching the broadband content and applications, improving product offerings and strengthening operations and services, so as to constantly enhance differentiated competitiveness.

NETWORK DEPLOYMENT

In the first half of 2017, with a focus on improving quality and efficiency, the Company practised precise network deployment and increased the utilisation efficiency of existing resources. The Company maintained its network quality and perception in key regions on par with the industry while at the same time taking into account the investment returns.

Making the best use of its improved network capacity and capability advantages resulting from the large-scale deployment of 4G network and fixed-line broadband fibre upgrade over the past two years, the Company focused its investment on key cities and 4G network, as well as regions with high asset utilisation and high promising returns on investment. The Company actively promoted sharing of resources and carried out cooperation with private capital to meet market demand with innovative business models. In the first half of 2017, the utilisation rate of the Company’s 4G network reached 35%, and FTTH subscribers accounted for 74.2% of the total fixed-line broadband subscribers, which were both significantly higher as compared to the same period of last year.

The Company continued to enhance its transmission, carrier network and other basic network capabilities, and its backbone network maintained the lowest latency in the industry. The Company closely monitored the evolution of new technology. It built the world’s biggest single-city NB-IoT network in Shanghai and comprehensively introduced NFV technology to pave the way for future development.

DEEPENED COOPERATION AND INNOVATIVE TRANSFORMATION

In the first half of 2017, the Company actively deepened cooperation and innovative transformation in various fields to seek breakthroughs in business development.

In the first half of 2017, the Company deeply promoted win-win cooperation with Internet companies and leveraged the big data analytics and its unique cBSS system platform advantages to promote 2I2C, 2B2C and other innovative business models, which effectively expanded the touchpoints for customer acquisition through targeted marketing and developed sub-divided segments to drive scale and profitable business development with low incremental costs. The Company deepened its system and mechanism reform on marketing, support and other functional fronts in order to create a highly capable and efficient organisation, optimise operating models, rationalise resources allocation and improve operating efficiency. The Company also deepened its market-oriented reform in innovative businesses to enhance its drive for innovation and continuously improved its financial management, risk control, IT support and other basic capabilities.

CORPORATE GOVERNANCE AND SOCIAL RESPONSIBILITY

The Company insists on improving corporate governance structure and strengthening execution, leading to steady enhancement in management and corporate governance. This year, the Company was awarded a number of accolades, including “Asia’s Best Management Team” by FinanceAsia and “Asia’s No. 1 Most Honoured Telecom Company” by Institutional Investor.

Upholding the development philosophy of “innovation, coordination, green, openness, and sharing”, the Company took the initiative in fulfilling its social responsibility and facilitated harmonious development of economy, society and environment.  The Company strived to build a high-speed, green and secure premium network, actively conducted green operation and pushed ahead with equipment recycling to reduce the energy consumption of its network, enhanced service quality to provide users with comfortable experience, assured consumption and caring services. The Company also evolved with its employees by enhancing their self-value and sharing the success of the Company’s achievement, and supported the development of western China by expanding network coverage and strengthening service channel construction in remote areas to narrow the digital divide and create a smart living.

OUTLOOK

At present, with the accelerating transformation of the information communication industry, high-speed data traffic consumption has become a mainstream. Meanwhile, with fast penetration of cloud computing, big data, Internet of things, artificial intelligence and other new technologies, innovative integrated services exhibit rapid growth momentum, indicating great potential for the industry development. Looking ahead, China Unicom is embarking on a new historic journey as the mixed-ownership reform heralds new significant strategic opportunities for the Company’s development. In addition, given that the Company will cease to charge mobile domestic long-distance and roaming fees from 1 September 2017, and market competition is expected to intensify cyclically in the second half of the year, the Company expects that its financial performance will face increasing pressure in the second half of the year.

In the second half of the year, the Company will actively address challenges, insist on scale and profitable development, and uphold the Focus Strategy as the general guideline for its development and reforms, so as to speed up the Company’s progression onto the path of healthy development. The Company will deeply propel its business transformation, maintain the rapid development of 4G business, and accelerate the turnaround of the unfavourable situation of its broadband business. The Company will speed up the improvement of its innovation capacity, strengthen integrated development with enterprises along the value chain, tap into the “Blue Ocean” of the innovative fields to foster new growth engines, and speed up Internet-based transformation of operations with a focus on cooperation and precision operation, so as to continually enhance the utilisation efficiency of resources and assets.

The Company will seize the opportunity of mixed-ownership reform to expedite the establishment of a more efficient and market-oriented operating mechanism, promote partnership with strong industry players with complementary edges, innovate in business model to enhance its corporate vibrancy and unleash its development potential. The Company will also take the opportunity to strengthen the incentive system, explore market-oriented employment and incentive mechanisms with checks and balances to fully bolster development vibrancy and operational efficiency, thus starting a new chapter of the Company’s healthy development.

Lastly, on behalf of the Board of Directors of the Company, I would like to express my sincere gratitude to all shareholders, customers and friends across society for their support to the Company, and to all employees for their dedication and contribution along the way!

Wang Xiaochu

Chairman and Chief Executive Officer

Hong Kong, 16 August 2017

Note 1:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit/(loss) of associates, share of net profit of joint ventures, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

GROUP RESULTS

China Unicom (Hong Kong) Limited (the “Company”) is pleased to announce the unaudited condensed consolidated interim results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2017.

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in Renminbi (“RMB”) millions, except per share data)

		Six months ended 30 June
	Note	2017	2016
Revenue	5	138,160	140,255

Interconnection charges		(6,331)	(6,366)
Depreciation and amortisation		(38,874)	(37,915)
Network, operation and support expenses	6	(26,365)	(25,624)
Employee benefit expenses		(20,074)	(18,271)
Costs of telecommunications products sold		(14,638)	(21,753)
Other operating expenses		(27,193)	(26,957)
Finance costs		(3,130)	(2,468)
Interest income		703	441
Share of net profit/(loss) of associates		487	(150)
Share of net profit of joint ventures		261	56
Other income – net		411	576

Profit before income tax		3,417	1,824
Income tax expenses	7	(994)	(395)

Profit for the period		2,423	1,429

Profit attributable to:
Equity shareholders of the Company		2,415	1,429

Non-controlling interests		8	—

Earnings per share for profit attributable to equity shareholders of the Company during the period:
Basic earnings per share (RMB)	8	0.10	0.06

Diluted earnings per share (RMB)	8	0.10	0.06

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF

COMPREHENSIVE INCOME

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in RMB millions)

	Six months ended 30 June
	2017	2016
Profit for the period	2,423	1,429

Other comprehensive income
Items that will not be reclassified to statement of income:
Changes in fair value of financial assets through other comprehensive income	370	(679)
Tax effect on changes in fair value of financial assets through other comprehensive income	(1)	5

Changes in fair value of financial assets through other comprehensive income, net of tax	369	(674)
Remeasurement of net defined benefit liability, net of tax	5	3

	374	(671)

Item that may be reclassified subsequently to statement of income:
Currency translation differences	(66)	73

Other comprehensive income for the period, net of tax	308	(598)

Total comprehensive income for the period	2,731	831

Total comprehensive income attributable to:
Equity shareholders of the Company	2,723	831

Non-controlling interests	8	—

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

AS AT 30 JUNE 2017

(All amounts in RMB millions)

		30 June	31 December
	Note	2017	2016
ASSETS
Non-current assets
Property, plant and equipment		421,427	451,115
Lease prepayments		9,295	9,436
Goodwill		2,771	2,771
Interest in associates		32,744	32,248
Interest in joint ventures		1,436	1,175
Deferred income tax assets		5,538	5,986
Financial assets at fair value through other comprehensive income	9	4,696	4,326
Other assets		22,515	24,879

		500,422	531,936

Current assets
Inventories and consumables		1,792	2,431
Accounts receivable	10	17,000	13,622
Prepayments and other current assets		13,341	14,023
Amounts due from ultimate holding company		235	—
Amounts due from related parties		22,782	22,724
Amounts due from domestic carriers		4,901	3,908
Financial assets at fair value through profit and loss		131	123
Short-term bank deposits and restricted deposits		2,083	1,754
Cash and cash equivalents		33,834	23,633

		96,099	82,218

Total assets		596,521	614,154

EQUITY
Equity attributable to equity shareholders of the Company
Share capital		179,102	179,102
Reserves		(20,709)	(21,017)
Retained profits
- Proposed 2016 final dividend	11	—	—
- Others		71,737	69,322

		230,130	227,407

Non-controlling interests		283	275

Total equity		230,413	227,682

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION (CONTINUED)

AS AT 30 JUNE 2017

(All amounts in RMB millions)

		30 June	31 December
	Note	2017	2016
LIABILITIES
Non-current liabilities
Long-term bank loans		5,410	4,495
Promissory notes		9,956	17,906
Corporate bonds		17,975	17,970
Deferred income tax liabilities		110	113
Deferred revenue		2,902	2,998
Other obligations		219	335

		36,572	43,817

Current liabilities
Short-term bank loans		99,057	76,994
Commercial papers		23,992	35,958
Current portion of long-term bank loans		451	161
Current portion of promissory notes		17,969	18,976
Accounts payable and accrued liabilities	12	122,702	143,224
Taxes payable		711	732
Amounts due to ultimate holding company		2,504	2,463
Amounts due to related parties		9,705	8,700
Amounts due to domestic carriers		2,253	1,989
Dividend payable	11	920	920
Current portion of corporate bonds		—	2,000
Current portion of deferred revenue		335	369
Current portion of other obligations		2,991	3,141
Advances from customers		45,946	47,028

		329,536	342,655

Total liabilities		366,108	386,472

Total equity and liabilities		596,521	614,154

Net current liabilities		(233,437)	(260,437)

Total assets less current liabilities		266,985	271,499

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED 30 JUNE 2017

(All amounts in RMB millions)

	Six months ended 30 June
	2017	2016
Cash flows from operating activities
Cash generated from operations	47,449	43,337
Income tax paid	(785)	(1,407)

Net cash inflow from operating activities	46,664	41,930

Cash flows from investing activities
Purchase of property, plant and equipment	(36,282)	(46,650)
Proceeds from Tower Assets Disposal	—	3,000
Other cash flows arising from investing activities	(585)	(1,109)

Net cash outflow from investing activities	(36,867)	(44,759)

Cash flows from financing activities
Dividend paid to equity shareholder of the Company	—	(3,737)
Other cash flows arising from financing activities	448	5,906

Net cash inflow from financing activities	448	2,169

Net increase/(decrease) in cash and cash equivalents	10,245	(660)
Cash and cash equivalents, beginning of period	23,633	21,755
Effect of changes in foreign exchange rate	(44)	42

Cash and cash equivalents, end of period	33,834	21,137

Analysis of the balances of cash and cash equivalents:
Cash balances	1	2
Bank balances	33,833	21,135

	33,834	21,137

NOTES:

(All amounts in RMB millions unless otherwise stated)

1.	ORGANISATION AND PRINCIPAL ACTIVITIES

China Unicom (Hong Kong) Limited (the “Company”) was incorporated as a limited liability company in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activity of the Company is investment holding. The principal activities of the Company’s subsidiaries are the provision of cellular and fixed-line voice and related value-added services, broadband and other Internet-related services, information communications technology services, and business and data communications services in the PRC. The GSM cellular voice, WCDMA cellular voice, TD-LTE cellular voice, LTE FDD cellular voice and related value-added services are referred to as the “mobile service”, the services aforementioned other than the mobile service are hereinafter collectively referred to as the “fixed-line service”. The Company and its subsidiaries are hereinafter referred to as the “Group”. The address of the Company’s registered office is 75th Floor, The Center, 99 Queen’s Road Central, Hong Kong.

The shares of the Company were listed on The Stock Exchange of Hong Kong Limited on 22 June 2000 and the American Depositary Shares of the Company were listed on the New York Stock Exchange on 21 June 2000.

The substantial shareholders of the Company are China Unicom (BVI) Limited (“Unicom BVI”) and China Unicom Group Corporation (BVI) Limited (“Unicom Group BVI”). The majority of equity interests in Unicom BVI is owned by China United Network Communications Limited (“A Share Company”, a joint stock company incorporated in the PRC on 31 December 2001, with its A shares listed on the Shanghai Stock Exchange on 9 October 2002). The majority of the equity interest in A Share Company is owned by China United Network Communications Group Company Limited (a state-owned enterprise established in the PRC, hereinafter referred to as “Unicom Group”). Unicom Group BVI is a wholly-owned subsidiary of Unicom Group. As a result, the directors of the Company consider Unicom Group to be the ultimate holding company.

2.	BASIS OF PREPARATION

This unaudited condensed consolidated interim financial information for the six months ended 30 June 2017 has been prepared in accordance with the applicable disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited and International Accounting Standard (“IAS”) 34, “Interim financial reporting” issued by the International Accounting Standards Board (“IASB”). IAS 34 is consistent with Hong Kong Accounting Standard (“HKAS”) 34, “Interim financial reporting” issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”) and accordingly this unaudited condensed consolidated interim financial information is also prepared in accordance with HKAS 34.

The unaudited condensed consolidated interim financial information has not been audited, but has been reviewed by the Company’s Audit Committee. It has also been reviewed by the Company’s auditor in accordance with Hong Kong Standard on Review Engagements 2410, “Review of interim financial information performed by the independent auditor of the entity”, issued by the HKICPA.

The unaudited condensed consolidated interim financial information should be read in conjunction with the Group’s annual financial statements for the year ended 31 December 2016. The Group’s policies on financial risk management, including management of market risk, credit risk and liquidity risk, as well as capital risk management, were set out in the financial statements included in the Company’s 2016 Annual Report and there have been no significant changes in any financial risk management policies for the six months ended 30 June 2017.

The financial information relating to the year ended 31 December 2016 that is included in this interim financial report of 2017 as comparative information does not constitute the Company’s statutory annual consolidated financial statements for that year but is derived from those financial statements. Further information relating to these statutory financial statements disclosed in accordance with section 436 of the Hong Kong Companies Ordinance (Cap. 622) is as follows:

The Company has delivered the financial statements for the year ended 31 December 2016 to the Registrar of Companies as required by section 662(3) of, and Part 3 of Schedule 6 to, the Hong Kong Companies Ordinance (Cap. 622).

The Company’s auditor has reported on those financial statements. The auditor’s report was unqualified; did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying its report; and did not contain a statement under sections 406(2), 407(2) or (3) of the Hong Kong Companies Ordinance (Cap. 622).

(a)	Going Concern Assumption

As at 30 June 2017, current liabilities of the Group exceeded current assets by approximately RMB233.4 billion (31 December 2016: approximately RMB260.4 billion). Given the Group’s expected capital expenditures in the foreseeable future, management has comprehensively considered the Group’s available sources of funds as follows:

•	The Group’s continuous net cash inflow from operating activities;

•	Approximately RMB339.8 billion of revolving banking facilities and registered quota of corporate bonds, of which approximately RMB216.2 billion was unutilised as at 30 June 2017;

•	Other available sources of financing from domestic banks and other financial institutions given the Group’s credit history.

In addition, the Group believes it has the ability to raise funds from the short, medium and long-term perspectives and maintain reasonable financing costs through appropriate financing portfolio.

Based on the above considerations, the Board of Directors is of the opinion that the Group has sufficient funds to meet its working capital requirements and debt obligations. As a result, the unaudited condensed consolidated interim financial information of the Group for the six months ended 30 June 2017 have been prepared on a going concern basis.

3.	SIGNIFICANT ACCOUNTING POLICIES

The IASB and HKICPA has issued a number of amendments to International Financial Reporting Standards (“IFRSs”)/Hong Kong Financial Reporting Standards (“HKFRSs”) that are first effective for the current accounting period of the Group. None of these developments have had a material effect on how the Group’s results and financial position for the current or prior periods have been prepared or presented.

In addition, the IASB and HKICPA also published a number of new standards, amendments to standards and interpretations which are effective for the financial year beginning after 1 January 2017 and have not been early adopted by the Group except IFRS/HKFRS 9 (2010), “Financial instruments”. The Group is in the process of making an assessment of what the impact of these amendments and new standards is expected to be in the period of initial application.

Effective for
accounting periods
beginning on or after

IFRS/HKFRS 15, “Revenue from contracts with customers”	1 January 2018
IFRS/HKFRS 9 (2014), “Financial Instruments”	1 January 2018
IFRS/HKFRS 16, “Leases”	1 January 2019

The Group does not plan to early adopt the above new standards or amendments. With respect to IFRS/HKFRS 15, IFRS/HKFRS 9 (2014) and IFRS/HKFRS 16, given the Group has not completed its assessment of their full impact on the Group’s financial statements, their possible impact on the Group’s results of operations and financial position has not been quantified.

4.	SEGMENT INFORMATION

The Executive Directors of the Company have been identified as the Chief Operating Decision Maker (the “CODM”). Operating segments are identified on the basis of internal reports that the CODM reviews regularly in allocating resources to segments and in assessing their performances.

The CODM make resources allocation decisions based on internal management functions and assess the Group’s business performance as one integrated business instead of by separate business lines or geographical regions. Accordingly, the Group has only one operating segment and therefore, no segment information is presented.

The Group primarily operates in Mainland China and accordingly, no geographic information is presented. No single customer accounted for 10 percent or more of the Group’s revenue in all periods presented.

5.	REVENUE

Revenue from telecommunications services are subject to value-added tax (“VAT”) and VAT rates applicable to various telecommunications services. The VAT rate for basic telecommunications services is 11%; the VAT rate for value-added telecommunications services is 6% and the VAT rate for sales of telecommunications products remains at 17%. Basic telecommunications services include business activities for the provision of voice services, as well as business activities in relation to rental or sales of bandwidth, wavelength and other network elements etc; value-added telecommunications services include business activities for the provision of Short Message Service and Multimedia Message Service, electronic data and information transmission and application services, Internet access service etc. VAT is excluded from the revenue.

The major components of revenue are as follows:

	Six months ended 30 June
	2017	2016
Total service revenue from mobile service	76,844	73,040

Total service revenue from fixed-line service	46,568	46,567

Other service revenue	694	643

Total service revenue	124,106	120,250

Sales of telecommunications products	14,054	20,005

	138,160	140,255

6.	NETWORK, OPERATION AND SUPPORT EXPENSES

	Six months ended 30 June
	2017	2016
Repairs and maintenance	4,836	5,570
Power and water charges	7,168	6,777
Operating lease charges for network, premises, equipment and facilities	5,139	4,824
Operating lease and other service charges to Tower Company	8,418	7,723
Others	804	730

	26,365	25,624

7.	TAXATION

Hong Kong profits tax has been provided at the rate of 16.5% (for the six months ended 30 June 2016: 16.5%) on the estimated assessable profits for the six months ended 30 June 2017. Taxation on profits outside Hong Kong has been calculated on the estimated assessable profits for the six months ended 30 June 2017 at the rates of taxation prevailing in the countries in which the Group operates. The Company’s subsidiaries operate mainly in the PRC and the applicable statutory enterprise income tax rate is 25% (for the six months ended 30 June 2016: 25%). Taxation for certain subsidiaries in PRC was calculated at a preferential tax rate of 15% (for the six months ended 30 June 2016: 15%).

	Six months ended 30 June
	2017	2016
Provision for income tax on estimated taxable profits for the year
- Hong Kong	22	35
- Mainland China and other countries	528	1,285

	550	1,320
Deferred taxation	444	(925)

Income tax expenses	994	395

8.	EARNINGS PER SHARE

Basic earnings per share for the six months ended 30 June 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods.

Diluted earnings per share for the six months ended 30 June 2017 and 2016 were computed by dividing the profit attributable to equity shareholders of the Company by the weighted average number of ordinary shares outstanding during the periods, after adjusting for the effects of dilutive potential ordinary shares. No dilutive potential ordinary shares existed for the six months ended 30 June 2017 and 2016.

The following table sets forth the computation of basic and diluted earnings per share:

	Six months ended 30 June
	2017	2016
Numerator (in RMB millions):
Profit attributable to equity shareholders of the Company used in computing basic/diluted earnings per share	2,415	1,429

Denominator (in millions):
Weighted average number of ordinary shares outstanding used in computing basic/diluted earnings per share	23,947	23,947

Basic/Diluted earnings per share (in RMB)	0.10	0.06

9.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

	30 June	31 December
	2017	2016
Listed in the PRC	157	147
Listed outside the PRC	4,498	4,138
Unlisted	41	41

	4,696	4,326

For the six months ended 30 June 2017, increase in fair value of financial assets at fair value through other comprehensive income amounted to approximately RMB370 million (for the six months ended 30 June 2016: decrease of approximately RMB679 million). The increase, together with tax impact, of approximately RMB369 million (for the six months ended 30 June 2016: decrease, together with tax impact, of approximately RMB674 million) were recorded in the unaudited condensed consolidated interim statement of comprehensive income.

10.	ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable, based on the billing date and net of allowance for doubtful debts, is as follows:

	30 June	31 December
	2017	2016
Within one month	7,897	6,557
More than one month to three months	3,953	3,181
More than three months to one year	3,803	2,869
More than one year	1,347	1,015

	17,000	13,622

The normal credit period granted by the Group to individual subscribers is thirty days from the date of billing unless they meet certain specified credit assessment criteria. For corporate customers, the credit period granted by the Group is based on the service contract terms, normally not exceeding one year.

There is no significant concentration of credit risk with respect to customers receivables, as the Group has a large number of customers.

11.	DIVIDENDS

The Board has resolved not to pay a final dividend for the year ended 31 December 2016 (for the year ended 31 December 2015: final dividend of RMB0.17 per ordinary share, totaling approximately RMB4,071 million, which has been reflected as a reduction of retained profits for the six months ended 30 June 2016). Among the dividend payable of approximately RMB920 million was due to Unicom BVI as at 30 June 2017.

Pursuant to the PRC enterprise income tax law, a 10% withholding income tax is levied on dividends declared on or after 1 January 2008 by foreign investment enterprises to their foreign enterprise shareholders unless the enterprise investor is deemed as a PRC Tax Resident Enterprise (“TRE”). On 11 November 2010, the Company obtained an approval from SAT, pursuant to which the Company qualifies as a PRC TRE from 1 January 2008. Therefore, as at 30 June 2017 and 31 December 2016, the Company’s subsidiaries in the PRC did not accrue for withholding tax on dividends distributed to the Company and there has been no deferred tax liability accrued in the Group’s unaudited condensed consolidated financial information for the undistributed profits of the Company’s subsidiaries in the PRC.

For the Company’s non-PRC TRE enterprise shareholders (including Hong Kong Securities Clearing Company Limited), the Company would distribute dividends after deducting the amount of enterprise income tax payable by these non-PRC TRE enterprise shareholders thereon and reclassify the related dividend payable to withholding tax payable upon the declaration of such dividends. The requirement to withhold tax does not apply to the Company’s shareholders appearing as individuals in its share register.

12.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The aging analysis of accounts payable and accrued liabilities is based on the invoice date as follows:

	30 June	31 December
	2017	2016
Less than six months	98,581	120,191
Six months to one year	11,920	11,689
More than one year	12,201	11,344

	122,702	143,224

13.	NON ADJUSTING EVENT AFTER REPORTING PERIOD

A Share Company, the intermediate holding company, is currently contemplating a mixed-ownership reform plan. According to the announcement issued by A Share Company on 16 August 2017, subject to approvals by the relevant authorities and its shareholders, A Share Company expects to raise funds by way of a combination of non-public offering to certain strategic investors and other methods. In addition, subject to approvals by the relevant authorities and its shareholders, A Share Company also intends to introduce an employee incentive scheme, involving the issuance of restricted shares of A Share Company to employees, including eligible employees of our Group.

The net proceeds raised by A Share Company from the issuance referred to above is expected to be injected into our Group. A Share Company intends to discuss with the Company regarding the investment in our Group through a proposed subscription of shares of the Company either by way of a private placement or through participation in a rights issue, or by other means. As of today, the Company has not entered into any agreement in connection with any proposed subscription of shares of the Company by A Share Company.

For details, please refer to “Announcement in Relation to Mixed Ownership Reform and Resumption of trading” issued by the Company on 16 August 2017.

FINANCIAL OVERVIEW

Revenue

In the first half of 2017, total revenue was RMB138.16 billion, down by 1.5% as compared to the same period of last year. The Company fully implemented “Focus Strategies”, operating results improved steadily. Service revenue was RMB124.11 billion in the first half of 2017, up by 3.2% as compared to the same period of last year. Service revenue from the mobile service was RMB76.84 billion, up by 5.2% as compared to the same period of last year. Service revenue from the fixed-line service was RMB46.57 billion, remain unchange as compared to the same period of last year.

As a result of the rapid development in the Internet service and continuous optimisation in the Company’s business structure, revenue from non-voice service as a percentage of service revenue further improved from 72.7% in the first half of 2016 to 77.5% in the first half of 2017.

Costs and Expenses1

In the first half of 2017, total costs and expenses were RMB134.74 billion, down by 2.7% as compared to the same period of last year.

Depreciation and amortisation charge were RMB38.87 billion in the first half of 2017, up by 2.5% as compared to the same period of last year.

Network, operation and support expenses were RMB26.37 billion in the first half of 2017, up by 2.9% as compared to the same period of last year.

The Company continuously promoted the transformation of its sales and marketing model, selling and marketing expenses were RMB16.10 billion in the first half of 2017, down by 6.0% as compared to the same period of last year.

As a result from changes in volume of interconnection services, interconnection charges were RMB6.33 billion in the first half of 2017, down by 0.6% as compared to the same period of last year.

Costs of telecommunications products sold were RMB14.64 billion, down by 32.7% as compared to the same period of last year. It is primarily due to decrease in sales of mobile handsets. Loss on the sales of telecommunications products was RMB0.58 billion, of which terminal subsidy cost accounted to RMB0.80 billion, down by 54.7% as compared to the same period of last year.

As a result of the improved operating results, employee benefit expenses were RMB20.07 billion in the first half of 2017, up by 9.9% as compared to the same period of last year.

General, administrative and other expenses2 were RMB11.10 billion, up by 12.9% as compared to the same period of last year.

Finance costs, net of interest income, was RMB2.43 billion, up by 19.7% as compared to the same period of last year.

Earnings

In the first half of 2017, profit before income tax was RMB3.42 billion, profit for the period3 was RMB2.42 billion, up by 68.9% as compared to the same period of last year. Basic earnings per share was RMB0.101 in the first half of 2017. EBITDA4 was RMB43.56 billion in the first half of 2017, up by 5.5% as compared to the same period of last year. EBITDA as a percentage of the service revenue was 35.1%, up by 0.8 percentage points.

Operating Cash Flow and Capital Expenditure

In the first half of 2017, the Company’s net cash flow from operating activities was RMB46.66 billion, up by 11.3% as compared to the same period of last year. Capital expenditure was RMB9.14 billion in the first half of 2017.

Statement of Financial Position

Liabilities-to-assets ratio decreased from 62.9% as at 31 December 2016 to 61.4% as at 30 June 2017. Debt-to-capitalisation ratio changed from 43.6% as at 31 December 2016 to 43.5% as at 30 June 2017.

Note 1:	Including interconnection charges, depreciation and amortisation, network, operation and support expenses, employee benefit expenses, selling and marketing expenses, costs of telecommunications products sold, general, administrative and other expenses, finance costs, interest income, share of net profit/( loss) of associates, share of net profit of joint venture and other income-net.

Note 2:	Excluded costs of telecommunications products sold and selling and marketing expenses.

Note 3:	Profit for the period refers to profit attribute to equity shareholders of the Company.

Note 4:	EBITDA represents profit for the period before finance costs, interest income, shares of net profit/(loss) of associates, share of net profit of joint venture, other income-net, income tax, depreciation and amortisation. As the telecommunications business is a capital intensive industry, capital expenditure and finance costs may have a significant impact on the net profit of the companies with similar operating results. Therefore, the Company believes that EBITDA may be helpful in analysing the operating results of a telecommunications service operator like the Group.

COMPLIANCE WITH APPENDIX 16 OF THE LISTING RULES

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”), save as disclosed herein, the Company confirmed that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2016 Annual Report.

REPURCHASE, SALE OR REDEMPTION OF LISTED SHARES OF THE COMPANY

For the six months ended 30 June 2017, neither the Company nor any of its subsidiaries had repurchased, sold or redeemed any of the Company’s listed shares.

AUDIT COMMITTEE

The Audit Committee, together with the management and the auditor of the Company, KPMG, have reviewed the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters, including the review of interim financial information for the six months ended 30 June 2017.

COMPLIANCE WITH CORPORATE GOVERNANCE CODE

The Company is committed to maintaining high standards of corporate governance and recognises that good governance is vital for the long-term success and sustainability of the Company’s business. The Company has complied with the code provisions in the Corporate Governance Code as set out in Appendix 14 to the Listing Rules for the six months ended 30 June 2017 except for the following:

The roles and responsibilities of the chairman and the chief executive of the Company were performed by the same individual for the six months ended 30 June 2017. Mr. Wang Xiaochu serves as Chairman and CEO of the Company. Mr. Lu Yimin serves as President of the Company. Mr. Wang Xiaochu is responsible for chairing the Board and for all material affairs, including development, business strategy, operation and management, of the Company. Mr. Lu Yimin is responsible for the daily operation and management of the Company. The Board believes that at the present stage, Mr. Wang Xiaochu and Mr. Lu Yimin have achieved the aforesaid principle of separation of responsibilities to ensure balance of power and authority. These arrangements also facilitate the formulation and implementation of the Company’s strategies in a more effective manner so as to support the effective development of the Company’s business.

The Directors of the Company (including non-executive Directors) are not appointed for a specific term but are subject to retirement by rotation at general meetings pursuant to the Company’s articles of association and at least once every three years.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the “Model Code for Securities Transactions by Directors of Listed Issuers” (“Model Code”), as set out in Appendix 10 to the Listing Rules to govern securities transactions by directors. Further to the specific enquiries made by the Company to the directors, all directors have confirmed their compliance with the Model Code for the six months ended 30 June 2017.

PUBLICATION OF RESULTS ANNOUNCEMENT AND INTERIM REPORT

The 2017 interim results announcement is published on the Company’s website at www.chinaunicom.com.hk and the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) at www.hkexnews.hk. The 2017 interim report will be available on the websites of the Hong Kong Stock Exchange and the Company, and will be dispatched to the shareholders in due course.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this announcement may be viewed as “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 (as amended) and Section 21E of the U.S. Securities Exchange Act of 1934 (as amended). Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward looking statements. In addition, we do not intend to update these forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) and in the Company’s other filings with the SEC.

As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive director:	Cesareo Alierta Izuel
Independent non-executive directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

Exhibit 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability)

(Stock Code: 0762)

Operational Statistics for July 2017

The board of directors (the “Board”) of China Unicom (Hong Kong) Limited (the “Company”) is pleased to disclose the operational statistics of the Company and its subsidiaries (collectively the “Group”) for the month of July 2017.

Operational statistics for the month of July 2017 are as follows:

July 2017
MOBILE BUSINESS:
Aggregate Number of Mobile Billing Subscribers	270.717 million
Net Addition of Mobile Billing Subscribers	1.269 million

Of which:
Aggregate Number of 4G Subscribers	145.229 million
Net Addition of 4G Subscribers	6.421 million

FIXED-LINE BUSINESS:
Aggregate Number of Fixed-Line Broadband Subscribers	76.979 million
Net Addition of Fixed-Line Broadband Subscribers	0.058 million

Aggregate Number of Local Access Subscribers	62.972 million
Net Addition of Local Access Subscribers	(0.317) million

1

Caution Statement

The Board wishes to remind investors that the above operational statistics for the month of July 2017 are based on the Group’s internal records. Investors are cautioned not to unduly rely on such statistics. In the meantime, investors are advised to exercise caution in dealing in the securities of the Company.

By Order of the Board CHINA UNICOM (HONG KONG) LIMITED YUNG SHUN LOY JACKY Company Secretary

Hong Kong, 16 August 2017

As at the date of this announcement, the board of directors of the Company comprises:

Executive Directors:	Wang Xiaochu, Lu Yimin, Li Fushen and Shao Guanglu
Non-executive Director:	Cesareo Alierta Izuel
Independent Non-executive Directors:	Cheung Wing Lam Linus, Wong Wai Ming, Chung Shui Ming Timpson and Law Fan Chiu Fun Fanny

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